SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Closed Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

TIM & VIVO Network Infrastructure Sharing Agreement

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly-owned subsidiary TIM SA (“Subsidiary” or “TIM”) together, pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction 358, communicate to its shareholders, the general market and other interested parties that:

TIM and TELEFÔNICA BRASIL SA (VIVO), jointly referred to as “Companies”, in addition to the Notice to the Market released on July 23, 2019, report the progress of negotiations initiated with the signing of the Memorandum of Understanding (MOU), which result in the implementation of two transfer-of-rights agreements for sharing 2G, 3G and 4G mobile network infrastructure.

The Companies assess that these initiatives mark the beginning of a revolution in the Brazilian telecommunications market, with regard to infrastructure sharing. Customers will benefit directly from an enhanced user experience stemming from increased traffic capacity at both Companies and from service expansion, with the entry of one of the operators in cities where TIM or VIVO were not present (over 400 new cities to be covered by each carrier over the first year of the contract). There are opportunities in operational and financial efficiencies for the Companies, prompting the optimization of assets and resources.

The agreements are divided into the following initiatives:

(i)               Creation of a unique 2G technology network to be implemented where both operators are present, so that the remaining operator will provide 2G mobile connectivity services to the TIM and VIVO customer base. This initiative covers the entire national territory, involving about 2,700 cities, and will result in the deactivation of overlapping sites with subsequent cost savings and the optimization of spectrum use.

(ii)             The second contract (Single Grid) covers only cities with less than 30,000 inhabitants, with the objective of creating a single 4G and 3G network in cities where only one operator is present (Expansion of coverage) and where both operators already offer services (Network Consolidation):

•       4G and 3G coverage Expansion in cities where one of the Companies is present and the other has no coverage. Each of the Companies will grant access to their network in more than 400 municipalities, bringing the total scope of the initiative to more than 800 municipalities, contributing to the expansion of the 4G network with reduced investment volume;

•       Network Consolidation, due to the innovative technical and operational solution, the initiative will have an initial scope of 50 cities, with each operator being responsible for 25 locations. The initial project is scheduled to be finalized and the result evaluated within 180 days of the start of the project, at which time it will be decided whether to extend the total perimeter of the initiative, with the potential to cover over 1,600 cities.

Single Grid initiatives will enable a better customer experience by leveraging increased network capacity and spectral efficiency through frequency sharing in a Multi-Operator Core Networks Ran Sharing (MOCN) approach, as well as cost savings and investment optimization.

The implementation will be done gradually, as long as the quality and functioning of the initiatives are certified.

The Contracts are subject to communication and prior approval by the National Telecommunications Agency - ANATEL and the Administrative Council for Economic Defense - CADE.

The Companies reiterate that they will preserve their business and customer management autonomy, regardless of any infrastructure sharing agreement.

The Company will keep their shareholders and the market informed in accordance with the regulations in force.

Rio de Janeiro, December 19th, 2019.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 19, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.